1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 5, 2008

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2008/03/05

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C. P. Shieh
Title:	The Senior Vice President

Exhibit

Exhibit	Description
1	Press Release to Report February 2008 Financial Summary

Chunghwa Telecom Reports February 2008 Financial Summary

Reports NT$3.0 Billion Charge for Unrealized Valuation Loss Relating to Foreign Currency Derivatives Contract

Taipei, Taiwan, R.O.C. March 5, 2008—Chunghwa Telecom Co., Ltd. (“CHT” or the “Company”, TAIEX: 2412, NYSE: CHT) today reported its unaudited ROC GAAP February 2008 financial summary.

For the month of February 2008, total revenue increased by 3.6% year-over-year to NT16.0 billion while net income decreased by 47.4% year-over-year to NT1.9 billion. As a result, earnings per share for the month of February 2008 decreased by 44.5% to NT$0.21, or NT$2.11 per ADS.

This decrease in net income was primarily due to a NT$3.0 billion charge for an unrealized valuation loss related to a 10-year foreign currency derivatives contract entered into between the Company and an international investment bank in September 2007. The purpose of the contract is to hedge against capital expenditure payments and international call settlement fees denominated in US dollars. As at February 29, 2008, the Company’s accumulated mark-to-market (“MTM”) unrealized valuation loss relating to the contract was NT$4.0 billion, as compared to NT$0.5 billion as at December 31, 2007 and NT$1.0 billion as at January 31, 2008.

Excluding the NT$3.0 billion charge, for the month of February 2008, adjusted net income was NT$4.16 billion and adjusted earnings per share was NT$4.45 per ADS.

Under the terms of the contact, if the NT dollar/US dollar exchange rate (the “FX Rate”) is less than NT$31.50 per US$1.00 at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 through September 5, 2017, CHT is required to make a cash payment to the investment bank based on a fixed US dollar amount and the difference between the FX Rate and a contract settlement rate as set forth below. Conversely, if the FX Rate is greater or equal than NT$31.50 but less than NT$32.70 per US$1.00 at any two consecutive bi-weekly valuation dates during the valuation period the investment bank would similarly make a cash payment to CHT. These terms and additional information related to the cash settlement obligations are set forth in the table below.

Condition	US Dollar Amount	Contract Settlement Rate

NT$32.70 per US$1.00 ≤ FX Rate	No cash settlement required	N/A

NT$31.50 per US$1.00 ≤ FX Rate < NT$32.70 per US$1.00	Cash settlement requirement: by the investment bank to the Company Amount of settlement: US$2,000,000 x (difference of contract settlement rate and FX Rate)	NT$30.00

FX Rate < NT$31.50 per US$1.00	Cash settlement requirement: by the Company to the investment bank Amount of settlement: US$4,000,000 x (difference of contract settlement rate and FX Rate)	NT$31.50

As an illustration, if the NT dollar/US dollar exchange rate remained at the same level of NT$30.00 per US$1.00 (which is the approximate average of the NT dollar/US dollar exchange rates for the period from 1990 to the end of 2007 ) for the remaining term of the contract, the Company estimates that its potential cash payment settlement obligations under the contract would amount to an aggregate of approximately NT$1.5 billion over the term of the contract, which the Company believes is within acceptable limits under its risk management policy.

As at December 31, 2007, the cumulative MTM unrealized valuation loss relating to the contract was NT$0.5 billion. The cumulative MTM unrealized valuation loss increased to NT$1.0 billion as at January 31, 2008. However, the NT dollar unexpectedly appreciated sharply to NT$30.93 per US$1.00 in the last week of February 2008, resulting in a cumulative MTM unrealized valuation loss of NT$4.0 billion as at February 29, 2008. Depending on future fluctuations of the value of the NT dollar versus the US dollar, the Company may either continue to accumulate unrealized losses or recover in part or in whole the unrealized losses the Company has accumulated as at February 2008.

Dr. Joseph Shieh, Chief Financial Officer of Chunghwa Telecom, stated, “The contract was classified as a derivative financial instrument for trading purposes, so any changes to the valuation of the contract is calculated as of each reporting period and shown as either a gain or loss on the income statement according to Financial Accounting Standard Statement No. 34 (Financial Instrument Recognition and Measurement). The changes in the MTM unrealized valuation of the contract is for accounting purposes only and does not reflect the actual cash flows required under the contract’s settlement terms. Chunghwa Telecom is considering, among other alternatives, partially squaring the contract should market conditions improve in order to reduce its exposure under the contract and reducing the uncertainty to the Company relating to fluctuations between the NT dollar and US dollar exchange rates.”

Note to Financial Information

The unaudited financial information disclosed in this press release is preliminary and has not been subject to the review or audit of the Company’s independent auditors. Adjustments to the Company’s financial statements may be identified during the course of its normal period-end closing procedures or in a subsequent audit, which could result in significant differences between its financial statements and this preliminary unaudited financial information. As a result, actual results could be materially different from the preliminary unaudited financial information contained in this press release.

About Chunghwa Telecom

Chunghwa Telecom is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line services, mobile services and Internet and data services to residential and business customers in Taiwan.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw